SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “ePLDT introduces virtual call center service”.	7

Exhibit 1

June 20, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT introduces virtual call center service”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

June 20, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT introduces virtual call center service”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  June 20, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “ePLDT introduces virtual call center service”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: June 20, 2007

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

ePLDT enabling infrastructure	Exhibit 1

ePLDT introduces virtual call center service

MANILA, Philippines, June 20, 2007 — ePLDT, PLDT’s information and communications technology arm, launched today a new service called Unified Contact Center Plus, a pre-integrated suite of cost-efficient call center applications that are easy to install and maintain.

ePLDT President and CEO Ray C. Espinosa said the huge cost of installation and maintenance of contact support solutions is prohibitive for many companies.

“The use of call centers (or contact centers) is now a norm for many companies across industries, to provide an efficient and cost effective way of reaching out to their customers and addressing their various needs. But while there may be traditional call center solutions that may be used today to support call centers, it has become increasingly evident that these traditional solutions may not necessarily address all of the growing business functions and processes that call centers today need – given the high capital expenditure involved and the complexity of installation and maintenance,” said Espinosa.

“ePLDT’s Unified Contact Center Plus aims to address these multi-function and multi-process requirements,” he added.

This new service is powered by Cosmocom’s Contact Center On-Demand technology. Cosmocom, a global leader in unified customer communications, is also the leading provider of Contact Center On-Demand technology worldwide.

“We believe our partnership with Cosmocom will help many companies hurdle the problems faced by traditional call center solutions,” said Espinosa.

The Unified Contact Center Plus, which is designed as a pure IP contact center solution, unifies seamlessly various multimedia and multi-channel capabilities, which are typically not possible in solutions that are not inherently IP-based.

This system offers a complete contact center suite that includes ACD, IVR, CTI, predictive dialing, and multimedia recording. It is also enhanced with various management applications such as CRM integration and call flow definition functions.

Page 5 of 7

Exhibit 1

Multi-tenancy is also built into Unified Contact Center Plus and applies to every facet of the platform.

Espinosa said that as telecommunication companies provide more messaging services and move to more web-based customer self-service, it has become increasingly important for business to transform their call center to a unified multi-channel contact center – one that supports every contact channel in a unified way.

“As it was designed for multi-channel contact, the Unified Contact Center Plus solution provides all these interaction methods,” said Espinosa. “This system also maximizes agent productivity, minimizes response time for all contact types, and gives agents access to customer interaction history across all channels.”

Organizational changes like mergers, spin-offs, re-organizations and redeployments can affect the status quo of a traditional call center and have severe financial consequences.

Since Unified Contact Center Plus’s IP-based architecture is inherently virtual, this process is more cost-effective. It also entails the fast deployment of a virtual call center that allows agents in multiple locations to be managed and utilized as part of a single system image.

Given the latest trend in customer care towards offshore outsourcing of agents, a virtual call center solution like Unified Contact Center Plus can also help telecommunication companies make this move without compromising the level of service and disturbing the integrity of the application.

“With Unified Contact Center Plus, organizations enjoy speedy implementation and streamlined operations as well as reduced cost of integration, management and maintenance. It also allows companies to focus on their core business while enjoying expanded functionality in their contact center,” Espinosa explained.

Unified Contact Center Plus is now being utilized by organizations from a range of industries with a need for efficient customer management services, such as the tourism and finance sectors, telecom companies, and retail and manufacturing industries.

To know more Unified Contact Center Plus, call 885-000 or email sales@epldt.com.

XXX

Page 6 of 7

Exhibit 1

About ePLDT

ePLDT, Inc., a wholly-owned subsidiary of telecommunications giant Philippine Long Distance Telephone Co. (PLDT), is an information and communications technology company providing enabling infrastructure and services focusing on next-generation communications, connectivity and content to corporate clients and consumers. More information is at http://www.epldt.com.

Contact person:

Ms. Raquel P. Castro

Marketing Communications Head

Tel. +632.885.0000

Fax. +632.885.7172

rlpagsanhan-castro@epldt.com

http://www.epldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: June 20, 2007